

February 24, 2014

Via E-mail
Leon M. Pierhal
President and CEO
POET Technologies Inc.
P.O. Box 555
Storrs-Mansfield, Connecticut 06268

> **Re:** **POET Technologies, Inc.**
> **Registration Statement on Form 20-F**
> **Filed January 28, 2014**
> **File No. 000-55135**

Dear Mr. Pierhal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business of POET Technologies, Inc., page 1

1.   Please balance your disclosure regarding your revenues and expenses by quantifying your losses. Also, please include information as of a more recent date than December 31, 2012. See General Instruction C(b) of Form 20-F.

2.   Please clarify the sources and types of your revenues, rather than leaving investors with the impression that you have commercialized your product. If revenues are from sources other than sales of products, please clearly state where they are from.

The Company may need to obtain additional investment…, page 8

3.   Please provide the financial information in this risk factor as of a date more recent than December 31, 2012.

4.   To the extent that the company materially relies on governmental funding, please add a
        separate risk factor addressing any relevant political factors which may impact whether
        you continue to receive governmental funding.

Rapid technological change…, page 8

5.   Please revise here, or elsewhere as appropriate, to provide more detailed discussion of the
        competitive landscape in your industry. In this regard, we note that throughout your
        prospectus disclosure you refer to competing technologies but do not provide balanced
        discussion of the strengths and weaknesses of these competitive threats. The level of
        market acceptance attained by competing technologies is also unclear. Please make
        appropriate revisions throughout the prospectus to clearly disclose your competitive
        position.

We will be dependent on both semiconductor partners…, page 9

6.   Please clarify your risk factor to explain how you will rely on your semiconductor
        "partners" to manufacture and market your technology. For example, if you are seeking
        partners to provide fabrication of your products, please clearly state that, or if your
        reliance on such partners will be more extensive, please expand. Also, you may want to
        divide this risk factor into two risk factors which address royalties and manufacturing
        separately.

Our failure to protect our property rights…, page 10

7.   We note your statement that you "would be responsible for any patent litigation costs."
        Please tell us whether the license agreement with the University of Connecticut provides
        for indemnification of the company. If so, please revise or reconcile your current
        disclosure regarding your responsibility for patent litigation costs.

We will be highly dependent on…, page 12

8.   Please clarify the status of your relationship with BAE and discuss its terms. If you do
        not own or have rights to the technology developed by or with them, please clearly state
        that fact and describe the risks associated with your relationship with BAE.

Corporate Overview, page 18

9.   Please expand your disclosure to describe why POET technology is "novel" and also
        describe the shortcomings of this potential technology. Note that your discussion should
        be presented without using technical terms that the average investor may not understand.

10.   We note your disclosure on pages 18-20 regarding research and development. Please
        identify to whom you "reported progress" and explain whether it was independently

verified that relevant milestones were achieved. If such achievement and progress were not independently verified, please state that clearly.

Information on the company, page 17

11.   Please revise, where appropriate, to address the approximate number of suppliers that you rely on for each segment, the nature of the components supplied and your ability to replace suppliers, if necessary.

Markets and Products, page 22

12.   Where you cite industry statistics in your disclosure, please provide us copies of source materials marked to indicate the origin of the disclosure. In addition, please tell us whether the data was commissioned or prepared for use in connection with your registration statement and whether the sources you identify consented to be named in the registration statement.

Commercialization, page 25

13.   Please expand your disclosure to describe how long you expect it to take before your products are commercially available including how long you expect each step in the commercialization process to take.

14.   We note in your risk factor on page 9 you state your "revenues will depend in large part on royalties" yet you appear to describe a commercialization process here that involves manufacturing and selling your own products rather than just receiving royalties. Please revise or advise.

15.   We note your disclosure in the prospectus regarding your past reliance on governmental funds. Please revise throughout the prospectus to specify which governments you are referring to in each instance (United States or otherwise) and to quantify the amounts received. In addition, please update your disclosure here to clarify your anticipated reliance on governmental funding in the future.

Item 18. Financial Statements, page 1

16.   We note that the report of the independent public accounting firm and the related audited financial statements refer to OPEL Technologies Inc., the former name of POET Technologies Inc. Please tell us why the audit opinion and financial statements do not refer to the current name of the registrant.

17.   Please revise the financial statements to prominently display the name of the reporting entity to comply with IAS1.51(a) and IAS1.52, or tell us why you believe the current presentation is compliant.

Consolidated Statements of Operations and Deficit, page 3

18.   Since you have classified expenses by function in your consolidated income statement, please explain to us how you considered the additional disclosures required under paragraphs 104-105 of IAS 1.

Note 2. Summary of Significant Accounting Policies

Foreign Currency Translation, page 6

19.   We note from page 67 of the front portion of the registration statement that you have determined that the functional currency for the company is U.S. dollars. We further note from page 1 of the front portion of the registration statement that your corporate offices are located in Canada. We finally note from page 21 of the annual audited financial statements and page 17 of the interim condensed financial statements that you incurred a significant amount of your general and administration expenses in Canada for each reporting period presented. Please provide to us your analysis on how you determined that the U.S. dollar is your functional currency. Refer to the guidance in paragraph 9-13 of IAS 21.

Product Warranty, page 8

20.   Given that your revenue to date is related to your SBIR contracts, please explain to us the nature of your warranty provision. As we note that you have not disclosed a rollforward for your warranty provision or disclosed the nature of your obligation, please also tell us how you considered the disclosures required by paragraphs 84 and 85 of IAS 37.

Revenue Recognition, page 9

21.   We note from pages 29 and 32-34 of the front portion of the registration statement that you derived all of your revenue from SBIR contracts from NASA and the Department of Defense. Please explain to us whether these contracts represent grants as defined under IAS 20. If applicable, explain how you accounted for the grants under IAS 20.

22.   With a view towards disclosure, please tell us how you applied IAS 18 in determining your revenue recognition policy. Discuss whether you use the percentage of completion method and how you determine the stage of completion each measurement period.

Note 11. Share Capital, page 14

23.   This comment also refers to the disclosures in Note 15 for your stock options. As we note no disclosure of how you determined the inputs to your Black-Scholes valuations, please tell us how you considered the disclosures required by paragraph 47(a) and (b) of

IFRS 2 for your warrants and stock options related to the how fair value was measured, including how you determined the expected volatility.

Note 15. Stock Options and Contributed Surplus, page 16

24.   Please explain to us how you determined the underlying fair value of your common shares utilized in your Black-Scholes option pricing model.

Note 19. Segment Information, page 20

25.   Please revise to disclose your basis for attributing revenues from external customers to individual countries. Refer to the guidance in paragraph 33(a) of IFRS 8.

Interim Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2013

Note 2. Summary of Significant Accounting Policies, page 6

Product Warranty, page 7

26.   We note here and on page 28 of the front portion of the registration statement that you increased your product warranty to $100,000 during the second quarter of fiscal 2013. Please explain to us why you increased the warranty accrual. Refer to the guidance in IAS 38.

Exhibits

27.   We note your discussion regarding your semiconductor "partners" on page 8. Please tell us whether you have, other than your agreement with the University of Connecticut, any written agreements related to developing your products.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at 202-551-3639 or Kaitlin Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: (via e-mail): Timothy C. Maguire, Esq.